Result of Shareholder Votes
The Annual Meeting of Shareholders of the Fund was held April 3, 2014.  Common shareholders voted on the election of Trustees.

With regards to the election of the following Trustees by common shareholders of the Trust:

	Number of Shares	Number of Shares	Number of Shares
	In Favor	Against	Withheld
Randall II C. Barnes	13,979,017	147,856	230,685
Donald C. Cacciapaglia	13,936,292	180,746	240,519
Donald A. Chubb	13,955,812	162,455	232,290
Jerry B. Farley	13,943,656	176,521	237,381
Maynard F. Oliverius	13,950,203	170,824	235,530

The other Trustees of the Fund not up for election in 2014 are Roman Friedrich III, Robert B. Karn III, Ronald A. Nyberg and Ronald E. Toupin Jr.